[Fenwick & West LLP Letterhead]

March 12, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief
Ryan Houseal, Attorney-Advisor

Re:	Infoblox Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed February 15, 2012
Registration No. 333-178925

Ladies and Gentlemen:

On behalf of Infoblox Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-178925) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on January 6, 2012 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated March 6, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; each of the Staff’s comments is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier three copies of the Amendment in paper format, marked to show changes from Amendment No. 1 to the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Amendment.

In addition, pursuant to Rule 418(b) as promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company is providing under separate cover additional materials on a supplemental basis for the use of the Staff and as requested in Comment 1 and the Staff’s prior comment 19 (the “Supplemental Materials”), which materials the Company requests the Staff to return upon completion of its review.

United States Securities and Exchange Commission

March 12, 2012

General

1.	We have reviewed your graphics. Text that accompanies graphic depictions of your product should be limited to simple labels or phrases that very briefly explain the picture. Such information should provide a balanced view of your business and operations. In this regard, we note that the text beneath your graphic depiction is unbalanced, too detailed and/or are more suited disclosure for the business section. Also, we note that you have a great deal of information surrounding the graphic depiction which is overly technical, contains a great deal of information and would be more appropriately placed in the business section. Please provide us with a revised copy of the artwork for review and comment as soon as possible to give us enough time to review them prior to printing.

Response

The Company has revised its graphics to address the Staff’s concerns. The Company directs the Staff to Exhibit A of the Supplemental Materials, where the Staff can find camera-ready copies of the proposed artwork to be included in the prospectus.

2.	We note your response to prior comment 7. Your disclosure on page 5 stating that the stock split will occur immediately prior to the closing suggests that shares outstanding prior to the offering will be affected by the split, but shares issued in the offering will not be so affected. If this is the case, and the split ratio is unknown at the time of the distribution of the preliminary prospectus and at the time of the effectiveness of the offering, please tell us the basis of your belief that the preliminary prospectus and the final prospectus will provide investors with sufficient information for a reasoned investment decision, given that the percentage of the company being offered to the public would seemingly not be known until the stock split ratio is finalized.

Response

The Company advises the Staff that the stock split will occur prior to the issuance of the shares in the offering and, therefore, the shares issued in the offering will not be split. However, the Company will give effect to the stock split in a subsequent pre-effective amendment to the Registration Statement when the ratio of the stock split is determined, so that investors will have sufficient information for a reasoned investment decision. In addition, the Company has revised its disclosure on page 7 in light of the Staff’s comment. We note that the Company’s response to prior comment 7 mistakenly indicated that it would file an amendment giving effect to the stock split only after the Registration Statement was effective.

3.	In this regard, please tell us when you plan to file the post-effective amendment containing the stock split information that will also include other share information dependent on the stock split—specifically, explain the timing of filing of the post-effective amendment and the mailing of the confirmations.

United States Securities and Exchange Commission

March 12, 2012

Response

The Company refers the Staff to its response to Comment 2. We apologize for our earlier letter’s creating confusion with respect to the stock split by using the prefix “post” rather than “pre.”

Risk Factors

“Our Business Depends on End Customers Renewing Their Maintenance and Support Contracts…”, page 18

4.	We refer to your response prior comment 12. Given your belief that you cannot provide a sufficiently precise and reliable measure of the extent to which your customers renew their maintenance and support agreements, it is unclear how you are able to make the representations that end customers “generally” or “typically” renew their maintenance and support contracts upon expiration. Also, given your inability to precisely measure the renewal rates of your end customers, tell us the basis for your belief that end customers generally renew their maintenance and support contracts “at a high rate.”

Response

In light of Comments 4 and 5, the Company has expanded its disclosure on page 44 to include a discussion of renewal trends. As indicated in the Company’s response to Comment 5, the Company believes that changes in the rate of renewals of its maintenance and support agreements are a significant qualitative indicator of its business success.

The Company supplementally advises the Staff that it tracks its relative achievement of renewals compared to maintenance and support contract amounts expiring in each reporting period. However, as described in its response to Comment 5, cumulative renewal amounts for maintenance and support contracts expiring in any given period are not final and measurable on a comparable basis until at least several quarters after the reporting period has closed. Accordingly, the Company does not consider such a significantly lagging indicator to be a meaningful metric for evaluating recent quarterly performance.

The Company believes that end customers generally renew their maintenance and support contracts “at a high rate” because, based on the Company’s tracking of cumulative historical achievement against renewal opportunities for each reporting period, the Company finds that, within the subsequent four quarters, a substantial majority of all available expiring contracts are renewed.

United States Securities and Exchange Commission

March 12, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

5.	We note from your risk factor disclosures on page 18 that a substantial portion of your annual net revenue comes from renewal of maintenance and support contracts and if your end customers do not renew their maintenance and support contracts or if they renew on less favorable terms, your net revenue may decline and your business may suffer. Considering the significance of maintenance and support renewals to your business, it remains unclear to us why you believe that information regarding the renewal rates for such contracts would not be meaningful to an investor as indicated in your response to prior comment 12. Please explain further why you are unable to provide the percentage renewal rates of your maintenance and support contracts for each period presented. Alternatively, tell us what other metrics you use to monitor your maintenance and support contract revenues and tell us how you have included such metrics in your results of operation discussion or revise accordingly. We refer you to Section III.B of SEC Release No. 33-8350.

Response

The Company supplementally advises the Staff that there are a number of reasons why the Company is unable to provide a consistently calculated and meaningful measure of the extent to which its end customers renew their maintenance and support contracts through a “renewal rate” that would give readers a reliable measure for period-to-period comparisons. Among these reasons are factors noted in the Company’s response to prior comment 12, which the Company has explained in greater detail below:

•

The Company believes that a renewal event occurs when an end customer pays new consideration for an additional term of maintenance and support services. The Company sells its maintenance and support contracts for both initial product purchases and renewals under either one-year or three-year terms. The Company’s multiyear maintenance and support agreements represent a significant portion of its maintenance and support contracts and are fully paid in advance as opposed to a maintenance arrangement that is paid annually. As a consequence, a large number of the Company’s maintenance and support contracts, even though in effect for multiple years, do not renew annually. Accordingly, the Company submits that is not possible to devise a meaningful renewal rate metric that properly considers the effect of these multiyear contracts that do not have an annual renewal event.

•

A significant number of the Company’s end customers renew maintenance and support contracts in periods other than the periods in which their current maintenance and support contract expires and is actually due for renewal. While a majority of the Company’s end customers renew in the reporting period in which their maintenance and support agreements expire, some end customers renew in a reporting period prior to the expiration of their maintenance and support agreement because of their own internal operational or budgetary considerations while a substantial portion of end customers renew in subsequent reporting periods when they determine that they still have need for the Company’s maintenance and support services. While we can determine that we “typically” have a high cumulative rate of renewal for contracts expiring in a given quarter, those renewal events will not be substantially complete or measurable on a comparable cumulative basis until two to four quarters later.

United States Securities and Exchange Commission

March 12, 2012

•

Some end customers that have purchased a variety of products over different reporting periods and thus have different initial maintenance and support contract term end dates ask the Company to bundle or “co-term” the maintenance and support renewal periods on these various products at a single point in time, which can significantly alter the timing of renewals from their scheduled expiration dates. A single “renewal rate” metric would not capture this dynamic.

•

The Company has assumed, and may continue to assume, maintenance contract arrangements as a result of acquisitions. These newly acquired arrangements are incorporated into the Company’s maintenance and support contract renewals process and systems infrastructure on a prospective basis with tracking of renewals and prior period comparisons established over time. The Company is not able to determine a “renewal rate” for such arrangements for a substantial time following their acquisition.

For these reasons and others, the Company respectfully submits that it has carefully considered providing a “renewal rate” metric and concluded that doing so would require a host of accompanying footnotes, exceptions, qualifications and explanations that would overwhelm the accuracy and usefulness of such a figure and would likely confuse the reader. However, as indicated in the Company’s disclosures in the Registration Statement, it believes that renewals of its maintenance and support agreements are a significant qualitative indicator of the Company’s success, even if it cannot provide a reliable and consistent quantitative renewal rate metric that would be useful to investors for purposes of evaluating quarterly performance. As noted in the Company’s response to Comment 4, the Company does monitor the cumulative renewals of total maintenance and support contracts expiring in each period. Accordingly, the Company has added qualitative discussion of its cumulative renewal rate in the fourth paragraph on page 44.

6.	We note from your response to prior comment 13 that there are many interrelated factors that contribute to changes in the company’s sales of products and licenses from period to period, and these factors are typically interdependent such that quantification of individual factors would not be meaningful. Please explain these factors in further detail, if they were not previously described in your response. Also, please provide us with the percentage change in units sold for the periods presented. While this information might not be directly correlative, if it is the strongest indicator of changes due to demand, please revise to disclose it. Additionally, to the extent that multiple sources contributed to a material change in your revenues, revise to quantify these factors pursuant to Item 303(a)(3)(iii) of Regulation S-K and Section III. D of SEC Release 33-6835.

Response

The Company refers the Staff to Attachment A, where the Company presents a comparison of the percentage changes in quarterly product revenue and unit sales for all periods presented in the Amendment. As demonstrated in Attachment A, while changes in unit sales show some degree of correlation to changes in revenues on an annual basis, unit sales do not correlate to product revenue on a quarterly basis with sufficient consistency to be considered a

United States Securities and Exchange Commission

March 12, 2012

meaningful indicator of demand for its products. On a quarterly basis, the mix of products sold can vary significantly due to product configurations required by end customers from quarter to quarter. The Company has considered its disclosures in light of the Staff’s comments and believes that additional quantification of unit information would not provide meaningful additional information to investors. To the contrary, disclosure of units sold during a particular period could lead investors to place an undue emphasis on this single metric as the primary indicator of changes in product revenue, which is frequently not the case. For the foregoing reasons, the Company no longer refers to unit sales as a principal factor of changes in its discussion of its results of operations in the Registration Statement.

With respect to the Staff’s request for identification of additional factors that contribute to a material change in the Company’s revenues in a particular period, the Company believes that the relative mix of products purchased is a material factor to its revenue growth opportunity and can vary widely from quarter to quarter. Accordingly, we have revised our disclosure on pages 45 and 46 to include an additional “Factors Affecting Our Financial Performance” to more fully describe the impact of product mix on revenue growth and the fact that it can be highly variable from quarter to quarter.

7.	You disclose on page 45 that your performance is impacted by your ability to add new end customers as well as your ability to sell additional products to your growing base of customers. Tell us whether you considered including a discussion regarding the increase in unit sales attributable to new customers versus existing customers or tell us why you do not believe this information is material to investors.

Response

The Company supplementally advises the Staff that, due to factors described in the Company’s response to prior comment 13 and as demonstrated in its response to Comment 6, the Company does not believe that unit sales are a meaningful indicator of net revenue performance by the Company.

Liquidity and Capital Resources, page 61

8.	Please explain further your revised disclosures on page 62 where you indicate that your source of cash was partially offset by an increase in accounts receivable due to timing of customer payments. In addition, please provide us with your days sales outstanding calculations for each period presented and tell us whether you considered providing a discussion of this metric in your liquidity disclosures or explain why you do not believe this information is necessary. We refer you to Item 303(a)(1) of Regulation S-K.

Response

The Company supplementally advises the Staff that the revised disclosure noted in Comment 8 was removed when the Company updated its discussion for the six months ended January 31, 2012 because it was no longer material to a discussion of the six-month period.

The Company refers the Staff to Attachment B, where the Company presents its calculation of days sales outstanding (“DSOs”) along with net accounts receivable balances for all periods presented. The Company has revised its disclosures on page 63 related to sources of cash from operating activities to include DSOs for each period presented.

United States Securities and Exchange Commission

March 12, 2012

Critical Accounting Policies

Stock-Based Compensation, page 67

9.	You indicate in your response to prior comment 20 that there was no change in comparable companies used in your valuation analyses for stock option grants during fiscal 2011 and subsequent issuances with the exception of one newly-public networking company. Please tell us why this company was used in the last two valuation analyses when it appears that its initial public offering was completed in November 2009. Also, tell us if there would be a material impact on your valuation of stock option grants if this company were included in all of the valuation analyses.

Response

The Company supplementally advises the Staff that, in general, the Company believes that companies with 12 months or more of post-offering trading data provide more meaningful stock price, beta data, volatility data and equity research analyst coverage than those with a trading period of shorter duration. Due to lock-up provisions and other trading anomalies newly public companies tend to experience, the Company believes newly public companies are less reliable as comparable companies. For the foregoing reasons, the Company has historically limited its selection of comparable companies to those with at least 12 months of trading history. Therefore, the Company did not consider adding the newly-public networking company mentioned in Comment 9 until 2011, and the Company began including that company commencing with the Company’s contemporaneous valuation for the quarter ended July 31, 2011.

In addition, the Company advises the Staff that the inclusion of this newly-public networking company in calculations for earlier valuation analyses would not have materially impacted the related valuation of stock option grants.

Executive Compensation

Compensation Discussion and Analysis, page 104

10.	We note the revisions made in response to prior comment 26. We note that while you no longer refer to the consideration of the compensation practices of other companies, you continue to refer to your evaluation and familiarity with the competitive market. Please provide a brief description of this “competitive market.” Such a description should include a description of the types of companies included in the competitive market and why such companies were included.

United States Securities and Exchange Commission

March 12, 2012

Response

The Company has revised the disclosure on pages 107 through 109 to clarify what the Company intended by the words “competitive market.” In light of the Staff’s comment, the Company acknowledges that these references could have suggested to a reader that the directors considered specific industries or companies, which was not the case.

Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

11.	You indicate in your response to prior comment 33 that distributor revenue is recognized on a sell-through basis because the sales price is not fixed or determinable, which appears to be due to your inability to reasonably estimate future returns, including pricing credits, rebates, and stock rotations. Revise to clarify this in your disclosure.

Response

The Company has revised the disclosure on pages F-12 and F-13 as requested.

12.	Please explain further your response to prior comment 34 and how you determined that revenue recognition for product sales through certain distributors should be deferred until maintenance is purchased. For instance, explain further your statement that it appeared certain distributors were intending to delay commencement of your level 3 support until they could commence billing their end customers for level 1 and 2 support services. Tell us how this supports your suspicions that certain distributors delayed reporting sell-through until actual deployment by the end-user. Also, explain further why you believe that sell-through is determined on the date you receive the support order. Finally, tell us when a support order is typically placed by the end customer and tell us how the timing of such order compares to both the actual product sell-through date and the date of deployment by the end-user.

Response

The Company supplementally advises the Staff that, in the past, it has received sell-through reports from the distributors to which the Staff refers in Comment 12 (“subject distributors”) that were inaccurate. For example, in some instances, the Company could not reconcile reported sell-through to period ending inventory reports received from the same subject distributors. In some instances, end customer information was changed after products were reported to the Company as sold-through. In addition, although the sell-through reports indicated a product had been sold to an end customer, in many instances there was a significant amount of delay between the time the product had been reported as sold-through to when maintenance was purchased by the subject distributor, which is when we believe the customer begins using the product. Also, as discussed in the Company’s response to prior comment 34,

United States Securities and Exchange Commission

March 12, 2012

there have been situations where reported sell-through dates were subsequently determined to have been substantially later than actual sell-through. Because of these inaccuracies, the Company determined that it could not rely on the sell-through reports from subject distributors, and consequently now relies on the order/activation of maintenance and support by subject distributors as the appropriate indication of sell-through. In general, when any distributor (including subject distributors) sells the Company’s products to an end customer, they are required to provide maintenance and support to that end customer and required to purchase Level 3 maintenance and support from the Company. Level 3 maintenance and support provided to distributors (including subject distributors) consists of telephone and web-based technical support, software bug fixes, patches, updates and enhancements and advanced replacement RMA services for hardware failures. The Company believes that the best objective evidence of sell-through to an end customer for subject distributors is when Level 3 maintenance and support is purchased by subject distributors and the Company has been authorized to commence maintenance and support services and invoice subject distributors for payment.

The Company also notes that the geographic area that subject distributors serve is unique in that all interactions with its end customers in that geographic area are handled exclusively by subject distributors. Therefore, the Company’s direct knowledge is limited to only the date of sell-in to subject distributors and the date that Level 3 maintenance and support is purchased by subject distributors. The time between the date of sell-in to subject distributors and the date that maintenance is ordered can exceed a year and has a mean duration of 85 days. Because of the variability and length of time between sell-in and the purchase of Level 3 maintenance and support by subject distributors and the inaccuracies described above with the sell-through reports, the Company believes the best objective evidence of sell-through to the end customer by a subject distributor is when Level 3 maintenance and support is purchased by subject distributors and the Company has been authorized to commence maintenance and support services and invoice such distributors for payment.

* * * * * * *

United States Securities and Exchange Commission

March 12, 2012

Please direct your questions or comments regarding this letter or the Amendment to the undersigned by telephone to (415) 875-2479 or by facsimile to (415) 281-1350. In his absence, please direct your questions or comments to Laird Simons at (650) 335-7233. Thank you for your assistance.

Sincerely,

/s/ William L. Hughes

William L. Hughes

WLH:hg

cc:	Kathleen Collins, Accounting Branch Chief

Melissa Feider, Staff Accountant

Robert D. Thomas

Remo E. Canessa

Infoblox Inc.

Laird H. Simons

Larissa N. Schwartz

Fenwick & West LLP

Jeffrey D. Saper

Rezwan D. Pavri

Wilson Sonsini Goodrich & Rosati, P.C.

ATTACHMENT A

Quarterly and Annual Percentage Changes in Unit Sales and Product Revenue

	FY 2010	FY 2011				FY 2012		FY 2010	FY 2011
	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Units sold % change	9%	-4%	1%	22%	47%	-32%	27%	64%	18%
Product revenue % change	-7%	20%	10%	-7%	31%	-6%	4%	86%	22%

ATTACHMENT B

Days Sales Outstanding

				Six Months Ended January 31, 2011	Six Months Ended January 31, 2012
	FY 2009	FY 2010	FY 2011
	(Dollars in thousands)
Net accounts receivable	$9,878	$12,873	$20,683	$17,694	$22,423
Revenue	$61,713	$102,168	$132,835	$61,655	$80,742

DSO	58	46	57	52	51